Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               Fax (303) 431-1567




                                 March 11, 2008


Securities and Exchange Commission
Attn:    Ethan Horowitz
100 F Street, N.E.
Washington, DC 20549

Re:      The Art Boutique, Inc.
         Form 10-KSB/A for the Fiscal Year Ended
         December 31, 2006
         Filed November 17, 2007
         File No. 000-32099

Dear Mr. Horowitz,

         We have received your correspondence, dated March 7, 2008, regarding The Art Boutique, Inc., as referenced above.

         In connection with the comments in your correspondence, the Company will be having an audit performed on Micronesian Resorts. The audit will not be able to be performed until after April 1, 2008. Therefore, there will be a delay in our filing a response to your correspondence.

         We will keep you advised of our progress on the filing of the response to your comment letter. If you have any questions, please do not hesitate to contact myself or Ms. Kristi Kampmann of this office.


                                                     Sincerely,

                                                     /s/Michael A. Littman
                                                     ---------------------

                                                     Michael A. Littman
MAL:kjk